FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2007
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release dated June 11, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICICI Bank Limited

Date:	June 12, 2007	By:	/s/ Jyotin Mehta
			Name :	Jyotin Mehta
			Title :	General Manager & Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Tower Bandra Kurla Complex Mumbai 400 051

News Release	June 11, 2007

Financial reporting under US securities laws

ICICI Bank Limited (NYSE: IBN) will shortly file its annual report in Form 20-F with the United States Securities Exchange Commission (SEC), incorporating consolidated financial statements under Indian GAAP including a reconciliation of profit after tax and networth under Indian GAAP to net income and stockholders’ equity under US GAAP, approved by the Audit Committee of the Bank’s Board of Directors. The consolidated profit after tax under Indian GAAP was Rs. 2,760 crore (US$ 640 million) for the year ended March 31, 2007 (FY2007). As per the reconciliation statement between Indian GAAP and US GAAP, the net income (profit after tax) under US GAAP was Rs. 3,127 crore (US$ 726 million) in FY2007, compared to Rs. 2,004 crore (US$ 465 million) in the previous year. ICICI Bank’s stockholders’ equity at March 31, 2007 as per US GAAP was Rs. 24,098 crore (US$ 5.6 billion) compared to the Indian GAAP consolidated net worth of Rs. 23,958 crore (US$ 5.6 billion).

There are significant differences in the basis of accounting between US GAAP and Indian GAAP primarily relating to determination of allowance for loan losses (including for restructured loans & non-performing loans), unrealized gain on venture capital investments, amortization of fees and origination costs, accounting for business combinations, compensation cost, securitization and consolidation. Net income as per US GAAP for the year ended March 31, 2007 was higher than the consolidated profit after tax as per Indian GAAP primarily due to unrealized gains on venture capital investments accounted for in the income statement, lower losses for insurance subsidiaries due to release of actuarial reserves on policies which have lapsed in earlier years and gains on differences in accounting for securitization, under US GAAP, offset in part by amortization of loan origination fees net of costs, and compensation cost on employee stock options.

Pursuant to its issuance and listing of securities in the United States under registration statements filed with the SEC, ICICI Bank files annual reports in Form 20-F with the SEC as required by US securities laws and regulations. These regulations require that this annual report include financial statements prepared according to a comprehensive body of accounting principles with reconciliation to generally accepted accounting principles in the United States (US GAAP). When ICICI Bank first listed its securities in the United States in 2000, generally accepted accounting principles in India (Indian GAAP) were not considered a comprehensive body of accounting principles under US laws and regulations. Accordingly, ICICI Bank had included US GAAP financial statements in its annual reports in Form 20-F till fiscal year ended March 31, 2005. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting standards. Accordingly, from fiscal year ended March 31, 2006 onwards ICICI Bank includes in its annual report in Form 20-F, consolidated financial statements according to Indian GAAP, with a reconciliation of profit after tax and networth to net income and stockholders' equity under US GAAP and a description of significant differences between Indian GAAP and US GAAP.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Rupesh Kumar at 91-22-2653 7126or email at ir@icicibank.com.

1 crore = 10.0 million.
US$ amounts represent convenience translations at US$1= Rs. 43.10.